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                             October 4, 2022

       Keith Marshall
       President, Secretary, Treasurer & Sole Director
       Public Shrek Royalties LLC
       6 Harrison Street, 5 th Floor
       New York, NY 10013

                                                        Re: Public Shrek
Royalties LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed on September
22, 2022
                                                            File No. 024-12000

       Dear Keith Marshall :

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services